NEWS RELEASE

GOVERNMENT OF PAPUA NEW GUINEA SIGNS
INTEROIL’S LNG PROJECT AGREEMENT

GOVERNMENT OF PAPUA NEW GUINEA TO TAKE 22.5%

Cairns, Australia and Houston, TX -- December 23, 2009 -- InterOil Corporation (NYSE: IOC) (POMSoX: IOC) today announced that the PNG National Government has signed the Company’s Project Agreement for the construction of a liquefied natural gas (LNG) plant in Papua New Guinea.

Following approval of the Project Agreement by the National Executive Council on December 10, the Minister for Petroleum Hon William Duma and acting Governor-General Dr Allan Marat signed the Agreement securing PNG’s second LNG project.  The signing was witnessed by the Prime Minister Sir Michael Somare.  The Agreement sets fiscal terms for a twenty year period, which include a 30% company tax rate and certain exemptions applicable to large scale projects of this nature.  It also provides for a 20.5% ownership stake to be held by the Government of Papua New Guinea’s nominee, Petromin PNG Holdings Limited.  A further 2% ownership stake will be taken by landowners directly affected by the plant.

As previously announced, the proposed LNG project would be developed by InterOil and its joint venture partners Pacific LNG Operations Ltd. and Petromin PNG Holdings Limited.  The project targets a $5 to $7 billion LNG facility, with multiple trains.  Additionally, the Agreement provides for the expansion of the plant up to 10.6 million tons per annum (mmtpa).  While current plans call for first production of LNG towards the end of 2014 or beginning of 2015, InterOil is progressing a proposed liquids stripping plant, to be located in Gulf Province, in late 2011/early 2012, which would provide an attractive revenue stream prior to the commissioning of the LNG plant.

Sir Michael Somare, Prime Minister of Papua New Guinea, stated, “The government of Papua New Guinea, through its long standing partnership with InterOil, has secured an ownership stake across the entire value chain from wellhead to LNG offtake in a world class energy development project that will significantly contribute to national prosperity and fiscal security for many years to come.  The national equity interest, to be held by the state’s nominee Petromin PNG Holdings Limited, aligns the Country’s economic interests with its partners and provides strategic assets for national security.”

InterOil News Release

Phil Mulacek, Chief Executive Officer of InterOil, commented, “The Government of Papua New Guinea has firmly demonstrated its commitment to delivering a stable, long-term supply of energy to a growing Asian market.  The recent agreements set the stage for PNG to become a significant new Asian energy hub.”

About InterOil

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region.  InterOil’s assets consist of petroleum licenses covering about 3.9 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea.  In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant on a site adjacent to InterOil’s refinery in Port Moresby, Papua New Guinea.
InterOil’s common shares trade on the NYSE in US dollars.

About Petromin PNG Holdings Limited
PNG Holdings Limited is an independent company created by the State of Papua New Guinea to hold the State's assets and to maximise indigenous ownership and revenue gains in the mineral and petroleum sectors.  It is empowered as the vehicle to better leverage the State's equity holdings and encourage more production and downstream processing of oil, gas and minerals in PNG through proactive investment strategies either wholly or in partnership with resource developers.  Petromin provides real opportunity for Papua New Guineans to increase ownership of their resources in mineral & petroleum assets.

Investor Contacts for InterOil:
Wayne Andrews	Anesti Dermedgoglou
V. P. Capital Markets Wayne.Andrews@InterOil.com The Woodlands, TX USA Phone: +1-281-292-1800	V.P. Investor Relations Anesti@InterOil.com Cairns Qld, Australia Phone: +61 7 4046 4600

Media Contact for InterOil:
Andrea Priest/Ed Trissel
Joele Frank, Wilkinson Brimmer Katcher
Phone: +1-212-355-4449

InterOil News Release

Forward-Looking Statements
This press release may include “forward-looking statements” as defined in United States federal and Canadian securities laws.  All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular statements concerning the project agreement with the PNG Government for the construction of an LNG plant in Papua New Guinea, the development of such LNG plant, the terms of such development, the benefits to PNG of such LNG plant, the commercialization and monetization of any natural gas resources, whether sufficient resources will be established, the likelihood of successful exploration for gas and gas condensate, and the potential discovery of commercial quantities of oil.  These statements are based on certain assumptions made by the Company based on its experience and perception of current conditions, expected future developments and other factors it believes are appropriate in the circumstances.  No assurances can be given however, that these events will occur.  Actual results will differ, and the difference may be material and adverse to the Company and its shareholders.  Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements.  Some of these factors include the risk factors described in the company’s filings with the Securities and Exchange Commission and SEDAR, including but not limited to those in the Company’s Annual Report for the year ended December 31, 2008 on Form 40-F and its Annual Information Form for the year ended December 31, 2008.  In Particular, there is no established market for natural gas in Papua New Guinea, and no guarantee that gas, gas condensate or oil from the Elk/Antelope field will ultimately be able to be extracted and sold commercially.

Investors are urged to consider closely the disclosure in the Company’s Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its and its Annual Information Form available on SEDAR at www.sedar.com, including in particular the risk factors discussed in the Company’s filings.

We currently have no reserves as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.  All information contained herein regarding resources are references to undiscovered resources under Canadian National Instrument 51-101, whether stated or not.

InterOil News Release